Exemption No. 82-01747

恒生銀行
HANG SENG BANK

理財創富 專注為你
Managing wealth for you, with you.

RECEIVED
2008 OCT -6 P 2:15
FFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: HOS LGA 080428

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
U S A
Mailstop: Room 3628

3 October 2008

08005208

SUPPL

Dear Sirs

HANG SENG BANK LIMITED (EXEMPTION NO. 82-01747)

On behalf of Hang Seng Bank Limited (the "Bank"), a company incorporated in Hong Kong, I am furnishing herewith the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Description of Document	Date
Copy of an Announcement – In relation to Unusual Share Price Movement and Exposure to Washington Mutual Bank submitted to The Stock Exchange of Hong Kong Limited pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on the Stock Exchange	2 October 2008

Yours faithfully

PROCESSED
OCT 08 2008
THOMSON REUTERS

C C Li
Company Secretary

Encl

dlw 10/7

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com

優質服務七十五年
75 Years of Excellence

恒生銀行
HANG SENG BANK

(Stock code: 11)

ANNOUNCEMENT

In relation to

Unusual Share Price Movement and Exposure to Washington Mutual Bank

This announcement is made pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") at the request of The Stock Exchange of Hong Kong Limited in response to the unusual share price movement of the shares of Hang Seng Bank Limited (the "Bank") on 2 October 2008.

The Board of Directors (the "Board") of the Bank noted the recent decrease in the share price of the Bank and wishes to state that the Board is not aware of any reasons for such decrease. The Board also confirms that it is not aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature, nor are there any negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules.

The Board, however, noted certain articles appearing in the press today regarding the Bank's exposure to Washington Mutual Bank ("WaMu"). The Board wishes to state that the Bank holds certain senior debt securities issued by WaMu but such exposure is immaterial.

Made by the order of the Board of Directors of the Bank, which (except Dr Eric K C Li who cannot be contacted before the release of this announcement) individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
C C Li
Secretary

Hong Kong, 2 October 2008

As at the date hereof, the Board of Directors of the Bank comprises Dr Raymond K F Ch'ien* (Chairman), Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona#, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Alexander A Flockhart#, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong#.

* *Independent non-executive Directors*
\# *Non-executive Directors*

Hang Seng Bank Limited
Incorporated in Hong Kong with limited liability
Registered Office and Head Office: 83 Des Voeux Road Central, Hong Kong

Member HSBC *Group*

END